FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024
Commission File Number: 001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated July 31, 2024 of Diana Shipping Inc. (the "Company"), announcing the Company’s financial results for the second quarter ended June 30, 2024.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-256791 and 333-266999) that were filed with the U.S. Securities and Exchange Commission and became effective on July 9, 2021 and September 16, 2022, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: July 31, 2024	By:	/s/ Ioannis Zafirakis
Ioannis Zafirakis
Chief Financial Officer

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Financial Officer, Chief Strategy Officer, Treasurer and Secretary
Telephone: + 30-210-9470100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
X: @Dianaship
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2024; DECLARES CASH
DIVIDEND OF $0.075 PER COMMON SHARE FOR THE SECOND QUARTER 2024

ATHENS, GREECE, July 31, 2024 – Diana Shipping Inc. (NYSE: DSX), (the “Company”), a global shipping company specializing in the ownership and bareboat charter-in of dry bulk vessels, today reported a net loss of $2.8 million and a net loss attributed to common stockholders of $4.2 million for the second quarter of 2024. This compares to net income of $10.4 million and net income attributed to common stockholders of $8.9 million for the second quarter of 2023. Loss per share for the second quarter of 2024 was $0.04 basic and diluted, compared to earnings per share of $0.09 basic and diluted in the same quarter in 2023.

Time charter revenues were $56.0 million for the second quarter of 2024, compared to $67.4 million for the same quarter of 2023. The decrease in time charter revenues, compared to the same quarter last year, was due to decreased average charter rates and ownership days.

Net loss for the six months ended June 30, 2024, amounted to $0.7 million and net loss attributed to common stockholders amounted to $3.6 million. This compares to net income of $33.1 million and net income attributed to common stockholders of $30.2 million, for the same period in 2023. Time charter revenues for the six months ended June 30, 2024, were $113.6 million, compared to $140.0 million in the same period of 2023. Loss per share was $0.03 basic and diluted, compared to earnings per share of $0.31 basic and $0.30 diluted in the six months ended June 30, 2023.

Dividend Declaration

The Company has declared a cash dividend on its common stock of $0.075 per share, based on the Company’s results of operations during the second quarter ended June 30, 2024. The cash dividend will be payable on August 30, 2024 to all common shareholders of record as of August 15, 2024. The Company currently has 125,116,865 common shares issued and outstanding. As of July 29, 2024, there were 6,339,423 warrants exercised.

Fleet Employment (As of July 30, 2024)

	VESSEL	SISTER SHIPS*	GROSS RATE (USD PER DAY)	COM**	CHARTERERS	DELIVERY DATE TO CHARTERERS***	REDELIVERY DATE TO OWNERS****	NOTES
	BUILT DWT
9 Ultramax Bulk Carriers
1	DSI Phoenix	A	13,250	5.00%	ASL Bulk Marine Limited	4-Nov-22	6-May-24
	2017 60,456		16,500	5.00%	Bulk Trading SA	6-May-24	1/Aug/2025 - 30/Sep/2025
2	DSI Pollux	A	14,000	4.75%	Cargill Ocean Transportation (Singapore) Pte. Ltd.	28-Dec-23	20/Aug/2025 - 20/Oct/2025
	2015 60,446
3	DSI Pyxis	A	14,250	5.00%	ASL Bulk Marine Limited	24-Sep-23	10/Oct/2024 - 10/Dec/2024
	2018 60,362
4	DSI Polaris	A	13,100	5.00%	ASL Bulk Marine Limited	12-Nov-22	20-Jul-24
	2018 60,404		15,400	5.00%	Stone Shipping Ltd	20-Jul-24	1/Jun/2025 - 15/Aug/2025
5	DSI Pegasus	A	14,000	5.00%	Reachy Shipping (SGP) Pte. Ltd.	7-Dec-22	10/Aug/2024 - 15/Sep/2024	1
	2015 60,508
6	DSI Aquarius	B	14,500	5.00%	Stone Shipping Ltd	18-Jan-24	1/Dec/2024 - 1/Feb/2025
	2016 60,309
7	DSI Aquila	B	12,500	5.00%	Western Bulk Carriers AS	11-Nov-23	10/Nov/2024 - 10/Jan/2025
	2015 60,309
8	DSI Altair	B	13,800	5.00%	Western Bulk Carriers AS	23-Jun-23	10/Aug/2024 - 10/Oct/2024
	2016 60,309
9	DSI Andromeda	B	13,500	5.00%	Bunge SA, Geneva	27-Nov-23	20/Feb/2025 - 20/Apr/2025	2
	2016 60,309
6 Panamax Bulk Carriers
10	LETO		14,500	4.75%	Cargill International S.A., Geneva	29-Jan-23	3-May-24
	2010 81,297		16,000	5.00%	ASL Bulk Shipping Limited	3-May-24	1/Mar/2025 - 30/Apr/2025
11	SELINA	C	12,000	4.75%	Cargill International S.A., Geneva	20-May-23	15/Sep/2024 - 15/Nov/2024
	2010 75,700
12	MAERA	C	13,750	5.00%	ST Shipping and Transport Pte. Ltd.	29-Jan-24	20/Nov/2024 - 20/Jan/2025
	2013 75,403
13	ISMENE		12,650	5.00%	Paralos Shipping Pte., Ltd.	13-Sep-23	10/Mar/2025 - 10/Jun/2025
	2013 77,901
14	CRYSTALIA	D	11,250	5.00%	Reachy Shipping (SGP) Pte. Ltd.	6-Sep-23	13-Apr-24	3
	2014 77,525		13,900	5.00%	Louis Dreyfus Company Freight Asia Pte. Ltd.	4-May-24	4/Feb/2026 - 4/Jun/2026
15	ATALANDI	D	13,250	4.75%	Aquavita International S.A.	15-Feb-23	29-Apr-24
			15,800	5.00%	Quadra Commodities SA	28-May-24	20-Jul-24	4,5
	2014 77,529		14,600	4.75%	Cargill International SA, Geveva	20-Jul-24	1/Jun/2025 - 31/Jul/2025
6 Kamsarmax Bulk Carriers
16	MAIA	E	13,500	5.00%	ST Shipping and Transport Pte. Ltd.	23-Sep-23	10/Aug/2024 - 20/Aug/2024	1
	2009 82,193
17	MYRSINI	E	15,000	5.00%	Salanc Pte. Ltd.	22-Nov-22	25-Jun-24
	2010 82,117		17,100	5.00%	Cobelfret S.A. Luxembourg	25-Jun-24	1/Feb/2025 - 25/Mar/2025
18	MEDUSA	E	14,250	5.00%	ASL Bulk Shipping Limited	14-May-23	10/Feb/2025 - 15/Apr/2025
	2010 82,194

19	MYRTO	E	12,650	5.00%	Cobelfret S.A., Luxemburg	15-Jul-23	1/Nov/2024 - 15/Jan/2025
	2013 82,131
20	ASTARTE		15,000	5.00%	Reachy Shipping (SGP) Pte. Ltd.	29-Apr-23	1/Aug/2024 - 1/Oct/2024
	2013 81,513
21	LEONIDAS P. C.		17,000	5.00%	Ming Wah International Shipping Company Limited	22-Feb-24	20/Aug/2025 - 20/Oct/2025
	2011 82,165
5 Post-Panamax Bulk Carriers
22	ALCMENE		16,000	5.00%	Triangle Merchant Maritime Co., Limited	24-Mar-24	1-Jun-24
			13,150			1-Jun-24	27-Jul-24	6
	2010 93,193		13,350	5.00%	China Steel Express Corporation	27-Jul-24	10-Sep-24	7,8
23	AMPHITRITE	F	15,000	5.00%	Cobelfret S.A., Luxembourg	13-Jan-24	15/Nov/2024 - 15/Jan/2025	9
	2012 98,697
24	POLYMNIA	F	15,000	5.00%	Cobelfret S.A., Luxemburg	14-Jan-23	8-Jun-24	10,11
	2012 98,704		17,500	5.00%	Reachy Shipping (SGP) Pte. Ltd.	8-Jun-24	1/Aug/2025 - 30/Sept/2025
25	ELECTRA	G	14,500	5.00%	Cobelfret S.A., Luxemburg	13-Apr-23	3-Jun-24
	2013 87,150		14,000	4.75%	Aquavita International S.A.	3-Jun-24	15/Oct/2025 - 31/Dec/2025
26	PHAIDRA	G	12,250	4.75%	Aquavita International S.A.	9-May-23	1/Sep/2024 - 15/Nov/2024
	2013 87,146
9 Capesize Bulk Carriers
27	SEMIRIO	H	14,150	5.00%	Solebay Shipping Cape Company Limited, Hong Kong	18-Aug-23	20/Nov/2024 - 30/Jan/2025
	2007 174,261
28	HOUSTON	H	13,000	5.00%	EGPN Bulk Carrier Co., Limited	21-Nov-22	10/Aug/2024 - 31/Aug/2024	1,12
	2009 177,729
29	NEW YORK	H	16,000	5.00%	SwissMarine Pte. Ltd., Singapore	11-Jun-23	1/Oct/2024 - 7/Dec/2024
	2010 177,773
30	SEATTLE	I	17,500	5.00%	Solebay Shipping Cape Company Limited, Hong Kong	1-Oct-23	15/Jul/2025 - 30/Sep/2025
	2011 179,362
31	P. S. PALIOS	I	31,000	5.00%	Classic Maritime Inc.	11-Jun-22	7-May-24
	2013 179,134		27,150	5.00%	Bohai Shipping (HEBEI) Co., Ltd	7-May-24	1/Nov/2025 - 31/Dec/2025
32	G. P. ZAFIRAKIS	J	17,000	5.00%	Solebay Shipping Cape Company Limited, Hong Kong	12-Jan-23	7-Aug-24	1
	2014 179,492
33	SANTA BARBARA	J	21,250	5.00%	Smart Gain Shipping Co., Limited	7-May-23	10/Oct/2024 - 10/Dec/2024	13
	2015 179,426
34	NEW ORLEANS		20,000	5.00%	Kawasaki Kisen Kaisha, Ltd.	7-Dec-23	15/Aug/2025 - 31/Oct/2025	13,14
	2015 180,960
35	FLORIDA		25,900	5.00%	Bunge S.A., Geneva	29-Mar-22	29/Jan/2027 - 29/May/2027	2
	2022 182,063
4 Newcastlemax Bulk Carriers
36	LOS ANGELES	K	17,700	5.00%	Nippon Yusen Kabushiki Kaisha, Tokyo	21-Jan-23	20-Jul-24
	2012 206,104		28,700			20-Jul-24	1/Oct/2025 - 15/Dec/2025
37	PHILADELPHIA	K	22,500	5.00%	Nippon Yusen Kabushiki Kaisha, Tokyo	4-Feb-24	20/Apr/2025 - 20/Jul/2025
	2012 206,040
38	SAN FRANCISCO	L	22,000	5.00%	SwissMarine Pte. Ltd., Singapore	18-Feb-23	5/Jan/2025 - 5/Mar/2025
	2017 208,006
39	NEWPORT NEWS	L	20,000	5.00%	Nippon Yusen Kabushiki Kaisha, Tokyo	20-Sep-23	10/Mar/2025 - 10/Jun/2025
	2017 208,021

Each dry bulk carrier is a “sister ship”, or closely similar, to other dry bulk carriers that have the same letter.
** Total commission percentage paid to third parties.
*** In case of newly acquired vessel with time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
**** Range of redelivery dates, with the actual date of redelivery being at the Charterers’ option, but subject to the terms, conditions, and exceptions of the particular charterparty.

1Based on latest information.
2Bareboat chartered-in for a period of ten years.
3Vessel on scheduled drydocking during the period from April 13, 2024 to May 4, 2024.
4Vessel on scheduled drydocking during the period from April 29, 2024 to May 28, 2024.
5Redelivery date based on an estimated time charter trip duration of about 63 days.
6Redelivery date based on an estimated time charter trip duration of about 70 days.
7Estimated delivery date.
8Redelivery date based on an estimated time charter trip duration of about 45 days.
9The charter rate will be US$12,250 per day for the first 30 days of the charter period.
10The charter rate was US$10,000 per day for the first 30 days of the charter period.
11Charterers will compensate the Owners at a rate of US$20,000 per day for the excess period commencing from May 31, 2024 until the actual redelivery date.
12Vessel has been sold and it is expected to be delivered to her new Owners by latest September 16, 2024.
13Bareboat chartered-in for a period of eight years.
14Vessel off hire for 7.43 days.

Summary of Selected Financial & Other Data (unaudited)
	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023

STATEMENT OF INCOME DATA (in thousands of US Dollars)
Time charter revenues	$56,000	$67,379	$113,648	$140,021
Voyage expenses	3,145	3,553	6,413	7,364
Vessel operating expenses	21,269	22,599	42,133	42,763
Net income/(loss)	(2,764)	10,364	(706)	33,077
Net income/(loss) attributable to common stockholders	(4,206)	8,922	(3,590)	30,193
FLEET DATA
Average number of vessels	39.0	41.0	39.4	41.3
Number of vessels	39.0	41.0	39.0	41.0
Weighted average age of vessels	10.9	10.2	10.9	10.2
Ownership days	3,549	3,731	7,162	7,468
Available days	3,499	3,687	7,112	7,407
Operating days	3,496	3,678	7,078	7,377
Fleet utilization	99.9%	99.8%	99.5%	99.6%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$15,106	$17,311	$15,078	$17,910
Daily vessel operating expenses (2)	$5,993	$6,057	$5,883	$5,726

Non-GAAP Measures

(1)
Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses or gain, canal charges and commissions.  TCE is a non-GAAP measure.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information

The Company’s management will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Wednesday, July 31, 2024.

Investors may access the webcast by visiting the Company’s website at www.dianashippinginc.com, and clicking on the webcast link. An accompanying investor presentation also will be available via the webcast link and on the Company’s website. The conference call also may be accessed by telephone by dialing 1-877-407-8291 (for U.S.-based callers) or 1-201-689-8345 (for international callers) and asking the operator for the Diana Shipping Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible for 30 days on www.dianashippinginc.com. A telephone replay also will be available for 30 days by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers) and providing the Replay ID number 13747673.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership and bareboat charter-in of dry bulk vessels. The Company’s vessels are employed primarily on short to medium-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, including the escalation of the conflict in the Middle East, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

(See financial tables attached)

DIANA SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except share and per share data

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
	Three months ended June 30,		Six months June 30,
	2024	2023	2024	2023
REVENUES:
Time charter revenues	$56,000	$67,379	$113,648	$140,021
OPERATING EXPENSES
Voyage expenses	3,145	3,553	6,413	7,364
Vessel operating expenses	21,269	22,599	42,133	42,763
Depreciation and amortization of deferred charges	11,004	13,407	22,106	26,661
General and administrative expenses	8,197	8,013	16,729	15,695
Management fees to a related party	333	333	666	647
Gain on sale of vessels	-	-	(1,572)	(4,995)
Other operating income/ (loss)	(104)	20	(389)	(189)
Operating income, total	$12,156	$19,454	$27,562	$52,075

OTHER INCOME / (EXPENSES):
Interest expense and finance costs	(11,594)	(12,187)	(23,650)	(23,845)
Interest and other income	2,041	1,972	3,776	3,746
Gain on derivative instruments	23	-	361	-
Loss on extinguishment of debt	-	(704)	-	(748)
Gain on deconsolidation of subsidiary	-	844	-	844
Gain/(loss) on investments	(3,467)	761	(1,751)	761
Loss on warrants	(2,090)	-	(6,773)	-
Gain/(loss) from equity method investments	167	224	(231)	244
Total other expenses, net	$(14,920)	$(9,090)	$(28,268)	$(18,998)

Net comprehensive income/(loss)	$(2,764)	$10,364	$(706)	$33,077
Dividends on series B preferred shares	(1,442)	(1,442)	(2,884)	(2,884)

Net comprehensive income/(loss) attributable to common stockholders	(4,206)	8,922	(3,590)	30,193

Earnings/(loss) per common share, basic	$(0.04)	$0.09	$(0.03)	$0.31

Earnings/(loss) per common share, diluted	$(0.04)	$0.09	$(0.03)	$0.30
Weighted average number of common shares outstanding, basic	115,236,048	99,643,396	112,818,414	98,489,613
Weighted average number of common shares outstanding, diluted	115,236,048	101,058,849	112,818,414	99,762,411

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(in thousands of U.S. Dollars)

	June 30, 2024		December 31, 2023*
ASSETS	(unaudited)

Cash, cash equivalents, restricted cash and time deposits	$140,041	**	$161,592	**
Investments in equity securities	-		20,729
Other current assets	49,194		19,900
Fixed assets	895,139		924,474
Investments in related parties and equity method investments	49,177		24,087
Other noncurrent assets	14,948		15,628
Total assets	$1,148,499		$1,166,410

LIABILITIES AND STOCKHOLDERS' EQUITY

Long-term debt and finance liabilities, net of deferred financing costs	$613,487		$642,772
Other liabilities	35,150		34,617
Total stockholders' equity	499,862		489,021
Total liabilities and stockholders' equity	$1,148,499		$1,166,410

*	The balance sheet data has been derived from the audited consolidated financial statements at that date.
**	Includes time deposits of $20 million and $40 million as of June 30, 2024 and December 31, 2023, respectively.

OTHER FINANCIAL DATA (unaudited)
	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023

Net cash provided by operating activities	$11,218	$19,359	$49,183	$52,555
Net cash provided by/(used in) investing activities	7,425	16,517	(13,624)	5,872
Net cash provided by/(used in) financing activities	$(20,576)	$38,561	$(37,110)	$(12,238)